



PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

(in millions except per share amounts, unaudited)

	12 Weeks Ended		36 Weeks Ended	
	9/6/08	9/8/07	9/6/08	9/8/07
Net Revenue	$ 11,244	$ 10,171	$ 30,522	$ 27,128
Cost of sales	5,268	4,627	14,180	12,254
Selling, general and administrative expenses	3,979	3,467	10,577	9,397
Amortization of intangible assets	13	15	43	37
Operating Profit	1,984	2,062	5,722	5,440
Bottling equity income	201	218	439	465
Interest expense	(73)	(57)	(205)	(153)
Interest income	14	21	53	82
Income before income taxes	2,126	2,244	6,009	5,834
Provision for income taxes	550	501	1,586	1,438
Net Income	$ 1,576	$ 1,743	$ 4,423	$ 4,396
Net Income Per Common Share				
Basic	$ 1.01	$ 1.08	$ 2.79	$ 2.70
Diluted	$ 0.99	$ 1.06	$ 2.74	$ 2.64
Cash Dividends Declared Per Common Share	$ 0.425	$ 0.375	$ 1.225	$ 1.05

See accompanying Notes to the Condensed Consolidated Financial Statements.






PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(in millions, unaudited)

	36 Weeks Ended	
	9/6/08	9/8/07
Operating Activities		
Net income	$ 4,423	$ 4,396
Depreciation and amortization	1,055	948
Stock-based compensation expense	169	182
Excess tax benefits from share-based payment arrangements	(83)	(118)
Pension and retiree medical plan contributions	(132)	(155)
Pension and retiree medical plan expenses	318	362
Bottling equity income, net of dividends	(372)	(398)
Deferred income taxes and other tax charges and credits	275	(3)
Change in accounts and notes receivable	(1,166)	(844)
Change in inventories	(362)	(244)
Change in prepaid expenses and other current assets	(49)	51
Change in accounts payable and other current liabilities	188	324
Change in income taxes payable	566	830
Other, net	(172)	(161)
Net Cash Provided by Operating Activities	4,658	5,170
Investing Activities		
Capital spending	(1,399)	(1,260)
Sales of property, plant and equipment	85	23
Proceeds from finance assets	-	3
Acquisitions and investments in noncontrolled affiliates	(1,707)	(988)
Cash restricted for pending acquisitions	(297)	-
Cash proceeds from sale of The Pepsi Bottling Group (PBG) and PepsiAmericas, Inc. (PAS) stock	342	296
Short-term investments, by original maturity		
More than three months – purchases	(143)	(78)
More than three months – maturities	44	58
Three months or less, net	1,299	(3)
Net Cash Used for Investing Activities	(1,776)	(1,949)
Financing Activities		
Proceeds from issuances of long-term debt	1,733	1,005
Payments of long-term debt	(488)	(542)
Short-term borrowings, by original maturity		
More than three months – proceeds	42	181
More than three months – payments	(120)	(70)
Three months or less, net	2,080	(513)
Cash dividends paid	(1,879)	(1,598)
Share repurchases – common	(4,197)	(3,123)
Share repurchases – preferred	(4)	(8)
Proceeds from exercises of stock options	495	666
Excess tax benefits from share-based payment arrangements	83	118
Net Cash Used for Financing Activities	(2,255)	(3,884)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(20)	47
Net Increase/(Decrease) in Cash and Cash Equivalents	607	(616)
Cash and Cash Equivalents – Beginning of year	910	1,651
Cash and Cash Equivalents – End of period	$ 1,517	$ 1,035

See accompanying Notes to the Condensed Consolidated Financial Statements.






PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET

(in millions)

	(Unaudited) 9/6/08	12/29/07
Assets		
Current Assets		
Cash and cash equivalents . . . .$	**1,517**	$ 910
Short-term investments	**342**	1,571
Accounts and notes receivable, less allowance: 9/08 – $72, 12/07 – $69	**5,752**	4,389
Inventories		
Raw materials	**1,314**	1,056
Work-in-process	**269**	157
Finished goods	**1,221**	1,077
	2,804	2,290
Prepaid expenses and other current assets	**939**	991
Total Current Assets	**11,354**	10,151
Property, Plant and Equipment	**23,306**	21,896
Accumulated Depreciation	**(11,314)**	(10,668)
	11,992	11,228
Amortizable Intangible Assets, net	**815**	796
Goodwill	**5,370**	5,169
Other Nonamortizable Intangible Assets	**1,301**	1,248
Nonamortizable Intangible Assets	**6,671**	6,417
Investments in Noncontrolled Affiliates	**4,611**	4,354
Other Assets	**3,015**	1,682
Total Assets . . . . $	**38,458**	$ 34,628

Continued on next page.







PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEET (continued)

(in millions except per share amounts)

	(Unaudited) 9/6/08	12/29/07
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations	$ 1,203	$ -
Accounts payable and other current liabilities	8,011	7,602
Income taxes payable	507	151
Total Current Liabilities	9,721	7,753
Long-term Debt Obligations	6,537	4,203
Other Liabilities	5,432	4,792
Deferred Income Taxes	716	646
Total Liabilities	22,406	17,394
Commitments and Contingencies		
Preferred Stock, no par value	41	41
Repurchased Preferred Stock	(136)	(132)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 9/08 and 12/07 – 1,782 shares	30	30
Capital in excess of par value	342	450
Retained earnings	30,581	28,184
Accumulated other comprehensive loss	(945)	(952)
	30,008	27,712
Less: repurchased common stock, at cost:		
9/08 – 225 shares, 12/07 – 177 shares	(13,861)	(10,387)
Total Common Shareholders' Equity	16,147	17,325
Total Liabilities and Shareholders' Equity	$ 38,458	$ 34,628

See accompanying Notes to the Condensed Consolidated Financial Statements.







PEPSICO, INC. AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENT
OF COMPREHENSIVE INCOME

(in millions, unaudited)

	12 Weeks Ended		36 Weeks Ended	
	9/6/08	9/8/07	9/6/08	9/8/07
Net Income	$ 1,576	$ 1,743	$ 4,423	$ 4,396
Other Comprehensive (Loss)/Income				
Currency translation adjustment	(451)	27	(91)	333
Reclassification of pension and retiree medical losses to net income, net of tax	20	31	108	86
Cash flow hedges, net of tax:				
Net derivative (losses)/gains	(23)	(5)	8	(32)
Reclassification of losses to net income	4	7	13	13
Unrealized (losses)/gains on securities, net of tax	(14)	(8)	(19)	6
Other	(8)	(1)	(12)	3
	(472)	51	7	409
Comprehensive Income	$ 1,104	$ 1,794	$ 4,430	$ 4,805

See accompanying Notes to the Condensed Consolidated Financial Statements.







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XBRL report	pep-20080906.xml
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